UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT Pursuant to

Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 12, 2017

CBOE HOLDINGS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-34774	20-5446972
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

400 South LaSalle Street
Chicago, Illinois	60605
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (312) 786-5600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 1.01 Entry into a Material Definitive Agreement

On January 12, 2017, CBOE Holdings, Inc. (the “Company”) entered into an indenture (the “Indenture”), by and between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), in connection with the issuance of $650 million aggregate principal amount of the Company’s 3.650% Senior Notes due 2027 (the “Notes”).  The form and terms of the Notes were established pursuant to an Officer’s Certificate, dated as of January 12, 2017 (the “Officer’s Certificate”), supplementing the Indenture.

The Company intends to use a portion of the net proceeds from the Notes to fund, in part, its previously disclosed acquisition (the “Acquisition”) of Bats Global Markets, Inc. pursuant to that certain Agreement and Plan of Merger, dated as of September 25, 2016 (the “Merger Agreement”), by and among the Company, Bats Global Markets, Inc., a Delaware corporation (“Bats”), CBOE Corporation, a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and CBOE V, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger LLC”).  The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into Bats, with Bats surviving as a wholly owned subsidiary of the Company (the “Merger”), and (ii) following the completion of the Merger, the surviving corporation from the Merger will merge with and into Merger LLC (the “Subsequent Merger”), with Merger LLC surviving the Subsequent Merger and continuing as a wholly owned subsidiary of CBOE.  The Merger is more fully described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2016.

The Notes mature on January 12, 2027 and bear interest at the rate of 3.650% per annum, payable semi-annually in arrears on January 12 and July 12 of each year, commencing July 12, 2017. The Notes are unsecured obligations of the Company and rank equally with all of the Company’s other existing and future unsecured, senior indebtedness, but are effectively junior to the Company’s secured indebtedness, to the extent of the value of the assets securing such indebtedness, and will not be the obligations of any of the Company’s subsidiaries.

The Company has the option to redeem some or all of the Notes, at any time in whole or from time to time in part, at the redemption prices set forth in the Officer’s Certificate. The Notes will be subject to a special mandatory redemption in the event that the Acquisition is not consummated on or prior to October 23, 2017 or, if prior to October 23, 2017, the Merger Agreement is terminated other than in connection with the consummation of the Acquisition and is not otherwise amended or replaced. In such an event, the Notes will be redeemed at a price equal to 101% of the aggregate principal amount thereof. The Company may also be required to offer to repurchase the Notes upon the occurrence of a Change of Control Triggering Event (as such term is defined in the Officer’s Certificate) at a repurchase price equal to 101% of the aggregate principal amount of Notes to be repurchased.

The foregoing description of the Notes is qualified in its entirety by reference to the complete terms and conditions of the Indenture, Officer’s Certificate and the form of the Notes, which are filed as Exhibits 4.1, 4.2 and 4.3, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 8.01. Other Events.

In connection with the issuance of the Notes, on January 9, 2017, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), with respect to the offer and sale of the Notes. The Underwriting Agreement contains customary representations, warranties and agreements by the Company and customary closing conditions, indemnification rights and termination provisions.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the complete terms and conditions of the Underwriting Agreement, which is filed as Exhibit 1.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Underwriting Agreement has been included in this communication to provide investors and stockholders with information regarding its terms. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of that agreement and as of specific dates, and were solely for the benefit of the parties to the Underwriting Agreement. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Underwriting Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company.

The Notes were issued in a public offering pursuant to the Company’s Registration Statement on Form S-3 (File No. 333-215401) and a related prospectus supplement dated January 9, 2017. In connection with the issuance of the Notes, Sidley Austin LLP provided the Company with the legal opinion, which is filed as Exhibit 5.1 to this Current Report on Form 8-K.

Additional Information Regarding the Merger and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This Current Report on Form 8-K is being filed in respect of the proposed merger transaction involving the Company, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of the Company’s common stock in connection with the proposed merger will be submitted to the stockholders of the Company for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the Company filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. The Company and Bats commenced mailing of the definitive joint proxy statement/prospectus to Company stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of the Company and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting the Company’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

The Company, Bats, their respective directors and executive officers, certain other members of the Company’s and Bats’ respective management and certain of the Company’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus in connection with its initial public offering, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and may be available in other relevant materials to be filed with the SEC when they become available.

Item 9.01. Financial Statements and Exhibits.

(d)           Exhibits:

Exhibit
Number	Description of Exhibit

1.1

Underwriting Agreement, dated January 9, 2017, among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, as representatives of the underwriters named therein

4.1	Indenture, dated as of January 12, 2017, by and between the Company and Wells Fargo Bank, National Association, as trustee

4.2	Officer’s Certificate, dated as of January 12, 2017, establishing the 3.650% Senior Notes due 2027 of CBOE Holdings, Inc.

4.3	Form of 3.650% Senior Notes due 2027 (included in Exhibit 4.2 hereto)

5.1	Opinion of Sidley Austin LLP relating to the Notes

23.1	Consent of Sidley Austin LLP (included in Exhibit 5.1 hereto)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBOE HOLDINGS, INC.

	By:	/s/ Alan J. Dean
Alan J. Dean
Executive Vice President and Chief Financial Officer

Date: January 12, 2017

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1.1

Underwriting Agreement, dated January 9, 2017, among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, as representatives of the underwriters named therein

4.1	Indenture, dated as of January 12, 2017, by and between the Company and Wells Fargo Bank, National Association, as trustee

4.2	Officer’s Certificate, dated as of January 12, 2017, establishing the 3.650% Senior Notes due 2027 of CBOE Holdings, Inc.

4.3	Form of 3.650% Senior Notes due 2027 (included in Exhibit 4.2 hereto)

5.1	Opinion of Sidley Austin LLP relating to the Notes

23.1	Consent of Sidley Austin LLP (included in Exhibit 5.1 hereto)